EXHIBIT 99.1

PRESS RELEASE

Banro’s Provides Operations Updates for Twangiza Mine and Namoya Mine
Development Project, DRC

●	17,412 ounces gold produced at Twangiza during Q1 ramp-up towards full production with average grade of 3.1g/t Au and cash costs of $613/oz
●	Recoveries moved to 84% by the end of Q1
●	Namoya mine development on track for commissioning in Q2 2013

Toronto, Canada – April 25, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") provides an operations update for its Twangiza oxide mine and its Namoya development project, both located on the Twangiza - Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Twangiza
First quarter 2012 gold output from Twangiza oxide mine through the commissioning process was 17,412 ounces at an average cash cost of $613/oz and average grade of 3.1g/t Au with recoveries reaching 84% by the end of the quarter. Production is forecast to increase to the planned 10,000 ounce/month level in Q2, following the replacement of the No. 1 ball mill motor in April, which  delayed the ramp up to full production. Banro anticipates signing off on normalised commercial production during Q2.

“We are pleased with Twangiza’s Q1 ramp-up progress and continue to be confident that we can achieve our 2012 target production levels and cash costs,” commented CEO Simon Village. “Although cash costs of US$613/oz for the first quarter are respectable relative to the industry, and considering the mine is not yet operating at full capacity, having now operated for a full quarter at Twangiza it is clear that there is further opportunity for meaningful cost reductions.  We believe these cost reductions will bring costs under the $550/oz. level. Therefore, despite the slightly slower than expected ramp-up to full production, we expect to achieve levels of cash-flow contribution from Twangiza in our target range owing to a gold price that is higher than was originally anticipated during at the feasibility stage and our focus on reducing costs.”

Namoya
Construction of the Namoya mine, at the southern end of the Twangiza-Namoya gold belt, is ongoing. Process design has been signed off and engineering design has been secured to allow ordering of long-lead items. All major earthworks equipment has now been procured and mobilization of this equipment to site is underway. The project team is fully staffed and Namoya is on track for first gold production in the first quarter of 2013 with planned ramp-up to full production of 10,000 – 12,000 ounces of gold per month by the second quarter of 2013.

Qualified Persons
Louis Owusu Gyawu, Mine Planning Superintendent, an employee and “qualified person” (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Simon Village, CEO & President, United Kingdom, Tel: +44 1959 575 039,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938, info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, and costs, estimated project economics, projected timing of future gold production and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource Estimates

The mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.